August 13, 2010

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below is the Company’s supplemental response to the question raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Comment 1 of your letter, dated August 2, 2010, to the Company (the “SEC Comment Letter”) relating to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, and amended on each of July 15, 2010 and August 10, 2010 (the “Registration Statement”) in respect of the Company’s initial public offering of its ordinary shares.  On August 10, 2010, the Company submitted to the Commission Amendment No. 2 to the Registration Statement (the “Second Amendment”), containing changes made in response to the Staff’s comments.  Following discussions with the Staff, we have set forth below additional information relating to Comment 1 of the SEC Comment Letter.  Defined terms used herein without definition have the meanings ascribed to them in the Second Amendment.

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Form S-1 Facing Page

1.                                      Comment:  We note your response to prior comment 1 that the conversion will not involve an additional issuance of securities.  Given the differences in the rights of shareholders of the two entities, please tell us how you concluded that the securities of Tornier N.V. would not be new securities under the U.S. federal securities laws.

Response:  The Company respectfully submits that the conversion of the Company from a Dutch B.V. to a Dutch N.V. will be effected through a process that is substantially similar to the process that a Dutch company undertakes to amend its articles of association.  The conversion will require, among other things, that shareholders’ resolutions be adopted to approve of the conversion and the amendment of the Company’s Articles of Association.  In addition, the Company will need to execute a notarial deed of conversion that embodies its new Articles of Association.  The conversion will not terminate the legal existence of the Company or otherwise result in the creation of a new legal entity under Dutch law.

The adoption of shareholders’ resolutions in connection with certain reclassifications of securities could arguably be deemed to be subject to the terms of Rule 145 promulgated under the Securities Act on the basis that there is an offer or sale of a new or different security.  However, the Company does not believe that its conversion from a Dutch B.V. to a Dutch N.V. is subject to Rule 145 because it will not involve or otherwise result in the issuance or conversion of any of the Company’s outstanding securities nor any other transaction referenced in such Rule.  The Company acknowledges that its outstanding ordinary shares will no longer be subject to certain transfer restrictions as a result of the amendment to the Company’s Articles of Association in relation to the conversion, but it does not believe that this change is so fundamental as to constitute a deemed issuance of a new security.  In addition, the conversion will be effected under Dutch law and entirely outside of the United States.  Under Dutch law, no shareholder of the Company will have any appraisal or similar rights in connection with the conversion.

If we were to assume that the Company’s conversion to a Dutch N.V. would be subject to Rule 145, the Company believes that the conversion would be exempt from the registration requirements of Section 5 of the Securities Act pursuant to the exemptions provided by Section 3(a)(9) and Section 4(2) of the Securities Act.  If the conversion were to be deemed a new issuance of the Company’s ordinary shares, Section 3(a)(9) would provide an exemption from registration as an exchange between the Company and its existing securityholders.  As discussed above, the conversion does not terminate the legal existence of the Company or otherwise result in the creation of a new legal entity under Dutch law.  As a result, the same issuer requirement of Section 3(a)(9) is satisfied.  Although the Company believes that a Section 3(a)(9) exemption is applicable, in the event that Section 3(a)(9) is not available, the Company also believes that any deemed issuance of the Company’s ordinary shares as a result of the conversion would be exempt from registration under Section 4(2) because it would be a transaction not involving a public offering.  In addition, as of July 4, 2010, the Company notes that there were fewer than 20 holders of its outstanding ordinary shares.

Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang
Jeffery Fang

Enclosures

cc:	Mr. Tom Jones, Staff Attorney
Carmen L. Diersen, Global Chief Financial Officer
Cristopher Greer, Esq.